SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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November 1, 2013

Via EDGAR

Larry Spirgel, Assistant Director

Celeste Murphy, Legal Branch Chief

Ajay Koduri, Staff Attorney

Terry French, Accounting Branch Chief

Michael Henderson, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sungy Mobile Limited (CIK No. 0001584133)

Amendment No. 1 to Registration Statement on Form F-1 Filed on October 22, 2013

Dear Mr. Spirgel, Ms. Murphy, Mr. Koduri, Mr. French and Mr. Henderson:

On behalf of our client, Sungy Mobile Limited (formerly named Sungy Data Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 1 to the registration statement on Form F-1 (the “Registration Statement Amendment No. 1”) via EDGAR with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement Amendment No. 1, marked to show changes to the registration statement on Form F-1 filed with the Commission on October 22, 2013.

U.S. Securities and Exchange Commission

November 1, 2013

The Company has (i) included unaudited condensed consolidated financial statements of the Company as of and for the nine months ended September 30, 2013 and September 30, 2012, and (ii) updated other information and data to reflect developments since the time of the last filing.

*            *             *

If you have any questions regarding this letter or the Registration Statement Amendment No. 1, please do not hesitate to contact the undersigned by phone at +852-3740-4850 (work) or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Yuqiang Deng, Chief Executive Officer, Sungy Mobile Limited

Winston Li, Chief Financial Officer, Sungy Mobile Limited

David Kong, Partner, KPMG Huazhen (SGP)

Francis Duan, Partner, KPMG Huazhen (SGP)

Leiming Chen, Partner, Simpson Thacher & Bartlett LLP